Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

The following is an investor presentation that Momentus Inc. presented to investors beginning on August 3, 2021

August 2021 Copyright 2021 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Disclaimer and Cautionary Note Regarding Forward - Looking Statements This Presentation relates to the potential business combination (the “Proposed Transaction”) between Stable Road Acquisition Corp . (“Stable Road”) and Momentus Inc . (“Momentus”) . This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934 , as amended . This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product . NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE . Information contained in this Presentation concerning Momentus’ industry and the markets in which it operates, including Momentus’ general expectations and market position, market opportunity and market size, is based on information from Momentus management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties . In some cases, we may not expressly refer to the sources from which this information is derived . Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and Momentus’ knowledge of its industry and assumptions based on such information and knowledge, which we believe to be reasonable . In addition, assumptions and estimates of Momentus’ and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors . These and other factors could cause Momentus’ future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates . Stable Road and Momentus own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Stable Road or Momentus, or an endorsement or sponsorship by or of Stable Road or Momentus . Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Stable Road or Momentus will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names . This Presentation contains estimated or projected financial information with respect to Momentus, namely Momentus’ projected revenue, customer demand, market share, EBITDA, EBITDA margin and free cash flow for 2020 - 2027 . Such estimated or projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such estimated or projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “forward - looking statements” paragraph below . Actual results may differ materially from the results contemplated by the estimated or projected financial information contained in this presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such estimates and projections will be achieved . Neither the independent auditors of Stable Road nor the independent registered public accounting firm of Momentus, audited, reviewed, compiled, or performed any procedures with respect to the estimates or projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation .

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Disclaimer and Cautionary Note Regarding Forward - Looking Statements (Cont'd) The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Act . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement to be filed by Stable Road with the Securities and Exchange Commission (the “SEC”) . Some of the financial information and data contained in this Presentation, such as revenue, EBITDA, EBITDA margin and free cash flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) . Stable Road and Momentus believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Momentus’ financial condition and results of operations . Stable Road and Momentus believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends . Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Momentus’ financial statements . In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expense and income are excluded or included in determining these non - GAAP financial measures . In order to compensate for these limitations, management presents non - GAAP financial measures in connection with GAAP results . Nothing herein should be construed as legal, financial, tax or other advice . You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein . The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . In connection with the Proposed Transaction, Stable Road has filed with the SEC a Registration Statement that includes a proxy statement and prospectus of Stable Road and a consent solicitation statement of Momentus, and each party will file other documents with the SEC regarding the Proposed Transaction . The Registration Statement was declared effective by the SEC on July 22 , 2021 , and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders to vote on the proposed transaction . STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Stable Road’s stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, at the SEC’s website at www . sec . gov or by directing a request to : Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd, Venice, CA 90291 , Tel : 310 - 956 - 4919 , james@stableroadcapital . com Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction . STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10 - K FOR THE FISCAL YEAR ENDED DECEMBER 31 , 2020 , WHICH WAS FILED WITH THE SEC ON MARCH 8 , 2021 . INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING IS SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION . Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction are included in the Registration Statement that Stable Road has filed with the SEC .

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Forward Looking Statements This Presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, anticipated timing of the development of transfer vehicles, anticipated capabilities of transfer vehicles, timing of missions and the receipt of licenses and approvals for missions . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Momentus’ and Stable Road’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Momentus and Stable Road . These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions ; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained ; failure to realize the anticipated benefits of the proposed business combination ; risks relating to the uncertainty of the projected financial information with respect to Momentus ; risks related to the rollout of Momentus’ business and the timing of expected business milestones ; the effects of competition on Momentus’ future business ; level of product service or product failures that could lead customers to use competitors’ services ; developments and changes in laws and regulations, including increased regulation of the space transportation industry ; the impact of significant investigative, regulatory or legal proceedings ; the amount of redemption requests made by Stable Road’s public stockholders ; the ability of Stable Road or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future, and those factors discussed in Stable Road’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 , under the heading “Risk Factors,” and other documents of Stable Road filed, or to be filed, with the Securities and Exchange Commission (“SEC”), including the registration statement for the Proposed Transaction . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither Stable Road nor Momentus presently know or that Stable Road and Momentus currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Stable Road’s and Momentus’ expectations, plans or forecasts of future events and views as of the date of this Presentation . Stable Road and Momentus anticipate that subsequent events and developments will cause Stable Road’s and Momentus’ assessments to change . However, while Stable Road and Momentus may elect to update these forward - looking statements at some point in the future, Stable Road and Momentus specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing Stable Road’s and Momentus’ assessments as of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Neither Momentus, Stable Road, nor any of their respective affiliates have any obligation to update this Presentation . Although all information and opinions expressed in this Presentation were obtained from sources believed to be reliable and in good faith, no representation or warranty, express or implied, is made as to its accuracy or completeness . This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Momentus and Stable Road . Disclaimer and Cautionary Note Regarding Forward - Looking Statements (Cont'd)

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. The technology underlying Momentus’ anticipated service offerings is still in the process of being developed, and has not been fully tested or validated in space . Momentus’ ability to execute on its business plan is dependent on the successful development and commercialization of the technologies described in this Presentation and as more fully described in the Registration Statement . Although Momentus believes its water plasma propulsion technology will be a key differentiator of its product offerings, it has to date only conducted one test of this technology in space . Although Momentus believes its test unit generated plasma in space and validated the theoretical basis of its technology, Momentus has yet to experimentally confirm the unit’s ability to generate thrust in space, which is crucial to its ability to conduct actual spacecraft maneuvers on orbit . Until Momentus can accomplish this, the technology will remain in the experimental stages . Moreover, even if the unit generates thrust, there can be no assurance that it can be operated in a manner that is sufficiently reliable and efficient to permit full commercialization of the technology . Momentus’ statements and beliefs about the viability of its technology are primarily based on theoretical analyses and experimentally observed results during ground testing and its single test of this technology in space . Development of space technologies is extremely complex, time consuming, and expensive, and there can be no assurance that Momentus’ predicted theoretical and ground - based results will translate into operational space vehicles that operate within the parameters Momentus expects, or at all . This Presentation describes Momentus’ current business plans for continuing to develop its technology and marketing and commercializing its products, however there can be no assurance that Momentus will be able to successfully develop its technologies and implement them in commercially viable vehicles . For a further description of the risks associated with our business, see “Risk Factors — Risks Related to the Business and Industry of Momentus” in the Registration Statement . Investors are cautioned to review the following description of Momentus’ business together with the entirety of the Registration Statement, including the within - mentioned risk factors . Cautionary Note Regarding Status of Momentus’ Technology

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. John Rood Chief Executive Officer Fred Kennedy President Dawn Harms Chief Revenue Officer Jikun Kim Chief Financial Officer Rob Schwarz Chief Technology Officer Karen Plonty Chief Security Officer Alex Fishkin Chief Business Affairs & Legal Officer Aaron Mitchell Chief of Product Nathan Orr Chief Engineer Aliki Loper - Leddy Chief of Program Management Negar Feher VP of Business Development Patti Lusk VP of Human Resources Exceptional team WITH SIGNIFICANT SPACE & DEFENSE EXPERIENCE 6

MOMENTUS AT A GLANCE

COMPANY OVERVIEW

- ***EARLY MOVER PLANNING TO OFFER KEY IN-SPACE TRANSPORTATION AND INFRASTRUCTURE SERVICES.***
- ***ANTICIPATED SERVICES:***
  - ***SPACE TRANSPORTATION*** – hub and spoke model for space transport, providing last mile delivery in partnership with key launch providers
  - ***HOSTED PAYLOADS*** – services that significantly decrease the cost of developing, launching and maintaining satellites
  - ***IN-ORBIT SERVICING*** – maintaining, repairing and refueling satellites in orbit
- ***WATER PLASMA PROPULSION TECHNOLOGY*** that significantly reduces costs
- Founded in 2017 in Santa Clara, California

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

PARTNERSHIPS, CUSTOMERS AND BACKLOG DEVELOPMENT

KEY PARTNERS

- SPACEX – RIDESHARE PARTNERSHIP[1]
- MADE IN SPACE – IN-SPACE ROBOTICS
- RBC – GLOBAL GROUND STATION

CURRENT CUSTOMERS

Relativity, ISILAUNCH, ProXopS, PRECIOUS PAYLOAD, NASA, SATREVOLUTION, SEOPS, ENDURO, LUNASONDE, FOSSA, QOSMOSYS, osen

REVENUE ($M)[2]

STRONG BACKLOG[3]
~$66M

PIPELINE UNDER NEGOTIATION / CONVERSATIONS[3,4]
~$1.7B


$0
$5
$66
$419
$805
$1,425
$2,185
2021E
2022E
2023E
2024E
2025E
2026E
2027E

STEADY-STATE EBITDA MARGINS
~60%

1. *SpaceX has suspended Momentus-related efforts while Momentus works to secure necessary government approvals for launch.*
2. *Management forecast using ASC 606 accounting standards*
3. *Backlog and pipeline figures are presented as of June 11, 2021.*
4. *Represents potential contracts in negotiation or early conversations (also as of June 11, 2021). Momentus considers its pipeline to be contracts which are in negotiations or early discussions, and it can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Additionally, its backlog and pipeline mostly represent the initial test and demo flights of its customers' satellite constellations.*

7

Copyright 2020. Momentus Inc. Proprietary & Confidential. Not Export Controlled. Any use, reproduction, or distribution witho ut the express consent of Momentus is strictly prohibited. If you are not the intended recipient, please immediately delete this document and any associated commun ica tions. Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Space Transportation Hub and Spoke Model Momentus plans to make access to space significantly more affordable by combining rideshare launch with low - cost last mile delivery . Arriving in space atop large reusable rockets like the Falcon 9, our transfer vehicles are being designed to carry customers ' satellites to very specific, custom orbits. Our vehicles will initially be expendable , but we are also developing a reusable version that is more economical. 4) Transfer vehicle deorbits or refuels and returns to initial orbit for reuse. ROCKET: FALCON - 9, NEW GLENN, ETC. MOMENTUS TRANSFER VEHICLE CUSTOMERS ' SATELLITES 3) Transfer vehicle delivers satellites to custom, final orbits 2) Transfer vehicle carrying satellites separates from the rocket 1) Rocket carries transfer vehicle with satellites to the initial orbit

Copyright 2020. Momentus Inc. Proprietary & Confidential. Not Export Controlled. Any use, reproduction, or distribution witho ut the express consent of Momentus is strictly prohibited. If you are not the intended recipient, please immediately delete this document and any associated commun ica tions. Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Rideshare on large rocket and travel last mile with Vigoride transfer vehicle < $15,000/KG >$50,000/KG >$70,000/KG Rideshare to initial orbit and transfer with own propulsion system to final orbit Dedicated small rocket launch to final orbit Price estimates for small satellites + + + Space Transportation Significant Price Advantages

Copyright 2020. Momentus Inc. Proprietary & Confidential. Not Export Controlled. Any use, reproduction, or distribution witho ut the express consent of Momentus is strictly prohibited. If you are not the intended recipient, please immediately delete this document and any associated commun ica tions. Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. HOSTED PAYLOAD MOMENTUS TRANSFER VEHICLE HOSTED PAYLOAD Our transfer vehicles are being designed to move customers ' payload s to a specific orbit and stay connected to provide continual power, orbit keeping, orientation and communication for the mission duration . Hosted Payloads Low - Cost & Modular Approach

Copyright 2020. Momentus Inc. Proprietary & Confidential. Not Export Controlled. Any use, reproduction, or distribution witho ut the express consent of Momentus is strictly prohibited. If you are not the intended recipient, please immediately delete this document and any associated commun ica tions. Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Next - generation Momentus reusable vehicles are being designed to perform proximity maneuvers, docking and refueling, and equipped with robotic arms . They are anticipated to be well - suited for a wide range of in - orbit services . Re - positioning Life Extension Refueling & R epairing Deorbiting In - Orbit Servicing Capabilities for Entire Range of In - Orbit Services

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Rapid Growth in Space T ransportation * NSR Global Satellite Manufacturing and Launch Markets, 10th Edition Mid - sized rockets launch mid - sized spacecrafts into many orbits Mix of large, mid - sized and small rockets Super - large rockets launch the majority of the mass to space 70 Satellites 2010 1,000+ Satellites 20 20 1 2 ,000+ Satellites* By 20 28

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. 8,000 kg 16,000 kg 45,000 kg 150,000 kg Falcon - 9 2010 $3,750 per kg New Glenn 1 202 2 $1,750 per kg Starship 202 2 $ 250 per kg Soyuz 1966 $8,000 per kg ROCKETS ARE GETTING BIGGER AND CHEAPER Source: SpaceX for Falcon 9 and Starship pricing, Arianespace for Soyuz pricing. New Glenn pricing data point is a Momentus estimate. 1. Management estimate Why the Disruption?

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. 0 500 1,000 1,500 2018 2020 2022 2024 Smallsat to LEO TAM, ($M) TAM based on data from NSR’s Small Satellite Markets, 6th Edition Smallsat to LEO Market and beyond Rapid Short - Term Growth, long - term potential $40B 2018 $30B $20B $10B 0 Source: Stratistics Analysis SPACE TRANSPORTATION MARKET 2020 2022 2024 2026

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Vigoride Ardoride Fervoride Payload mass 4 Up to 750 kg. Up to 4 ,000 kg. Up to 20,000 kg. Orbits LEO MEO/GEO/HEO/Lunar LEO/MEO/GEO/HEO Lunar, Deep Space Host Power Available Up to 1 kW Up to 10 kW Up to 100 kW Delta - V 3 Up to 2 km/sec Up to 5 km/sec Up to 7 km/sec Debuts 2022 Debuts 2024 Debuts 2026 Vehicle Roadmap Addresses all markets 1. All vehicles are under development and capabilities shown represent the objective capabilities that we are seeking to attain. 2. Targets represent expected capabilities a few years into product roadmap. 3. All debut times are contingent upon our ability to obtain necessary government approvals. 4. Some figures aren’t simultaneously achievable. For instance, payload capacity is lower for higher delta - V missions. Roadmap Capabilities 1,2,3

WATER PLASMA PROPULSION INNOVATION

Our propulsion system is designed to be low-cost, efficient, low-risk, safe, easy to refuel, reusable and scalable.

The Microwave Electrothermal (MET) propulsion technology that we are developing will be key to unlocking our space infrastructure services.



MICROWAVE ELECTROTHERMAL (MET) TECHNOLOGY

Scalable
- Larger engines are even more efficient and have higher ISP

Throttleable
- Can vary thrust and ISP to optimize the trip time

Simple design uses off-the-shelf components
- Low cost during manufacture
- Low risk when making new design

Uses water as a propellant
- Safe
- Easy to test
- Available in space

High ISP
- Designing to be tunable to up to 2 to 5 times common chemical propulsion systems
- Efficient maneuvers in space

Inlet

High thrust
- Designing to be tunable to up to 3 to 10 times most electric propulsion systems
- Results in faster trip times

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16

VIGORIDE MET DEVELOPMENT

	2020 V2	2021 V3/V4	2021 V5/V6	2022 V7+
POWER	550W	← 750W →		
THRUST	70mN	← 115mN →		
INCREMENTAL ENHANCEMENTS	• Substantial increase in power & thrust from X-Band MET	• Increased power/thrust • Increased lifetime	• Manufacturability improvements	• Increased total lifetime for extended range & reusability
GROUND VERIFICATION	• Performance Testing Complete • Life Testing Complete	• Performance Testing Complete • Life Testing (In Progress)	• Performance Testing (Planned) • Life Testing (Planned)	• Performance Testing (Planned) • Life Testing (Planned)





17

Copyright 2021. Momentus Inc. Proprietary & Confidential. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. If you are not the intended recipient, please immediately delete this document and any associated communications. WARNING –This document contains technical data or technology that is restricted by ITAR or the EAR. Violations are subject to severe criminal penalties.

EXECUTION PLAN



VIGORIDE-1



VIGORIDE-2



VIGORIDE-3



VIGORIDE-4 (ENGINEERING MODEL)

MOMENTUS USES INDUSTRY STANDARD DESIGN & VERIFICATION PROCESSES

	DESIGN PHASE			SYSTEM BUILD & VERIFICATION PHASE							
	CODR	PDR	CDR	Unit Qual	Sys Pre-Env	TVAC	Vibe	Sys Post-Env	Cust. Int.	LV Int.	Launch
VIGORIDE 1	Complete										
VIGORIDE 2	Complete							In Process			
VIGORIDE 3	Complete										
VIGORIDE 4	Complete		In Process	In Process							

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18

COMPETITIVE LANDSCAPE

ELECTRIC TUGS

- SPACEFLIGHT
- EXOLAUNCH
- MOOG

CHEMICAL TUGS

- SPACEFLIGHT
- EXOLAUNCH
- MOOG
- D-ORBIT

SMALL LAUNCH VEHICLES W/UPPER STAGE

- ROCKET LAB (CHEMICAL)
- ASTRA (ELECTRIC)
- FIREFLY (ELECTRIC)
- VEGA (ELECTRIC)
- SKYORA
- LAUNCHER
- RFA ONE

MOMENTUS IS OPTIMIZING ITS VEHICLE FOR IN-SPACE TRANSPORTATION WITH DIFFERENTIATING TECHNOLOGY.

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Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Compatibility with Leading Launchers Vigoride Ardoride Fervoride

BUSINESS UPDATE

KEY PARTNERS

- SPACEX — RIDESHARE PARTNERSHIP[1]
- MADE IN SPACE — IN-SPACE ROBOTICS
- RBC — GLOBAL GROUND STATION

CURRENT CUSTOMERS

NASA, ISILAUNCH, SEOPS, FOSSA, Relativity, QOSMOSYS, ENDURO, osen, ProXopS, PRECIOUS PAYLOAD, SATREVOLUTION, LUNASONDE

STRONG BACKLOG [3,4]

~$66M



~11%
~16%
~5%
~68%
Satellite Operators
Satellite Manufacturers
US Government
Non-US Government, Launchers and Other

PIPELINE UNDER NEGOTIATION / CONVERSATIONS [4,5]

~$1.7B



REVENUE ($M) 2
$0
$5
$66
$419
$805
$1,425
$2,185
2021E
2022E
2023E
2024E
2025E
2026E
2027E

1. *SpaceX has suspended Momentus-related efforts while Momentus works to secure necessary government approvals for launch.*
2. *Management forecast using ASC 606 accounting standards*
3. *Includes firm orders and non-binding options with prepaid deposits.*
4. *Backlog and pipeline figures are presented as of June 11, 2021.*
5. *Pipeline represents potential contracts in negotiation or early conversations (also as of June 11, 2021). Momentus considers its pipeline to be contracts which are in negotiations or early discussions, and it can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Additionally, its backlog and pipeline mostly represent the initial test and demo flights of its customers' satellite constellations.*

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21

TARGET 2025 SPACE TRANSPORTATION VIGORIDE UNIT ECONOMICS



EXPENDABLE
UNIT MARGIN OF ~45%
$15,000
($5,400)
($1,200)
($1,600)
$6,800
A
B
Price
Launch
Production
Labor
Contribution
REUSABLE
UNIT MARGIN OF ~60%
$15,000
($3,500)
($1,500)
($500)
($500)
$9,000
A
D
C
E
Price
Launch
Propellant
Production
Labor
Contribution
REUSABLE WITH LARGE ROCKETS
UNIT MARGIN OF ~75%
$10,000
($1,000)
($500)
($500)
($500)
$7,500
A
D
C
E
Price
Launch
Propellant
Production
Labor
Contribution

KEY COMMENTARY

- **A** Advantageous rideshare partnership agreements provide for competitive launch price: expected to decrease over time with current rockets and significantly decrease with the onset of larger rockets (i.e., Starship)
- **B** Expected product & labor per vehicle ~$1.4M distributed across 500 kg. payload capacity results in a per kg. cost of ~$2,800
- **C** Reusability enables amortization of production & labor costs over several years and missions
- **D** Efficient and cost-effective water propellant, cost decreases with large-rocket economies of scale
- **E** Significant potential net profit margins driven by quickly developing vehicle reusability and large-rocket economies of scale

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Note: Summary and illustrative. Representative of general unit economics for standard missions. Prices and unit economics will differ by mission

22

ILLUSTRATIVE PER VIGORIDE MISSION ECONOMICS

SPACE TRANSPORTATION MISSION ECONOMICS



			% Margin
REVENUE	~500 kg x $15,000/kg	$7.5M	
LAUNCH, LABOR AND PRODUCTION	~500 kg x $8,200/kg	($4.1M)	
MISSION MARGIN	~500 kg x $6,800/kg	**$3.4M**	**~45%**
W/ REUSABILITY	~500 kg x $9,000/kg	**$4.5M**	**~60%**

SATELLITE AS A SERVICE MISSION ECONOMICS
(EXCLUDING SPACE TRANSPORTATION ECONOMICS)



			% Margin
ANNUAL FEE	3 years x $800,000	$2.4M	
OPERATING COSTS	3 years x $200,000	($0.6M)	
MISSION MARGIN	3 years x $600,000	**$1.8M**	**~75%**

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1. Average operating costs

23

FINANCIAL PROJECTIONS

2020A AND 2021-27 FORECAST USING ASC 606 ACCOUNTING STANDARDS

($ in millions)	2020A	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Satellite Transportation Services	$0	$0	$5	$51	$350	$579	$874	$1,074
Satellite as a Service	-	-	0	15	59	197	439	896
In-Orbit Services	-	-	-	0	10	29	113	216
Revenue	**$0**	**$0**	**$5**	**$66**	**$419**	**$805**	**$1,425**	**$2,185**
% Growth	*NM*	*NM*	*3,746%*	*1,227%*	*532%*	*92%*	*77%*	*53%*
Satellite Transportation Services	($0)	$0	($13)	$5	$272	$477	$697	$827
Satellite as a Service	-	-	0	5	40	131	272	554
In-Orbit Services	-	-	-	0	8	25	88	167
Gross Profit	**($0)**	**$0**	**($13)**	**$11**	**$320**	**$632**	**$1,057**	**$1,547**
% Margin	*NM*	*NM*	*(266%)*	*16%*	*76%*	*79%*	*74%*	*71%*
(–) SG&A	(11)	(43)	(32)	(35)	(39)	(44)	(51)	(61)
(–) R&D	(23)	(39)	(61)	(93)	(119)	(136)	(147)	(152)
EBITDA	**(34)**	**($81)**	**($107)**	**($118)**	**$162**	**$452**	**$858**	**$1,333**
% Margin	*NM*	*NM*	*NM*	*(177%)*	*39%*	*56%*	*60%*	*61%*
(–) CapEx	($2)	($5)	($35)	($18)	($52)	($16)	($7)	($4)
(–) Change in NWC	0	(8)	12	100	144	286	344	372
(–) Income tax paid (unlevered)	(0)	-	-	-	0	(56)	(177)	(276)
(+) Other	3	-	-	-	-	-	-	-
Unlevered Free Cash Flow	**($33)**	**($95)**	**($129)**	**($36)**	**$254**	**$666**	**$1,019**	**$1,425**

BASIS OF FINANCIAL PROJECTIONS

- Revenue is projected by service within the context of business outlook, market growth and expected impact of business initiatives
- In the forecast using ASC 606 accounting standards, the Company's services are considered a single performance obligation. Under ASC 606, the Company recognizes revenue at a point in time when the customer payload separates from the Momentus satellite
- Projections are based on the following key assumptions:

  (i) the business combination is completed in August 2021, and

  (ii) Momentus receives all regulatory approvals necessary and commences its first flight in June 2022.

Notes

1. *2020A: Per GAAP, SPAC transaction related expenses for 2020A have been capitalized and are excluded ($2.6M at FYE 2020 on BS) from SG&A expenses. 2020A EBITDA excludes certain expenses, see GAAP to Non GAAP Reconciliations in the Appendix of this presentation. For FY2021E Forecast: SPAC transaction related expenses have been excluded from SG&A expense forecast.*
2. *Includes $2.8M of stock-based compensation expense for 2020*

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

24

DETAILED TRANSACTION OVERVIEW

SOURCES & USES

($ IN MILLIONS)

Sources	Amount	%
Existing Momentus Shareholders	$554	66%
SRAC Cash in Trust	173	21%
Sponsor Co-Investment	15	2%
Additional PIPE Equity	95	11%
Total Sources	**$837**	**100%**

Uses	Amount	%
Existing Momentus Shareholders	$554	66%
Cash to Balance Sheet	189	23%
Cash to co-founders [1]	50	6%
Estimated Fees & Expenses	43	5%
Total Uses	**$837**	**100%**

PRO FORMA VALUATION

($ IN MILLIONS)

	Amount
PF shares outstanding[2]	86.9
Share price	$10.00
PF Equity Value	**$869**
(+) Assumed PF Net Cash3	(177)
PF Enterprise Value to Market	**$692**
(-) Repurchase of co-founders' shares	(50)
(-) Transaction fees	(43)
(-) Sponsor promote	(32)
PF Enterprise Value to Momentus	**$567**

PRO FORMA STOCK OWNERSHIP DISTRIBUTION


SRAC Sponsor
5%
SRAC public
stockholders
20%
PIPE (excluding
sponsor)
11%
Existing Momentus
holders
64%

Note: Assumes no redemptions from SRAC public stockholders.

1. On June 9, 2021, the Momentus co-founders transferred their shares to the company in exchange for up to $50M in future cash consideration to be paid upon the completion of the Business Combination with SRAC.
2. Includes 55.4m Momentus rollover shares, 9.5m PIPE shares, 1.5m sponsor co-investment shares, 3.2m SPAC sponsor shares (2.6m founder shares and 0.6m private placement units) and 17.3m SPAC investors shares.
3. Estimated net debt on Momentus balance sheet at close of ~$12M, inclusive of options exercise

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

25

SPACE SPAC VALUATION COMPARISON

EV / REVENUE (BASED ON 2025 GUIDANCE)



SPCE / VIRGIN GALACTIC
12.0x
VACQ / ROCKET LAB
5.6x
DMYQ / PLANET LABS
4.9x
SFTW / BLACK SKY
2.0x
GROUP AVERAGE
1.9x
NSH / SPIRE GLOBAL
1.3x
ASTR / ASTRA
1.1x
CFV / SATELLOGIC
1.1x
ASTS / AST SPACEMOBILE
0.6x
SRAC / MOMENTUS
0.5x
GNPK / RED WIRE
0.4x

EV / EBITDA (BASED ON 2025 GUIDANCE)



DMYQ / PLANET LABS
33.0x
VACQ / ROCKET LAB
24.8x
SPCE / VIRGIN GALACTIC
18.4x
SFTW / BLACK SKY
4.5x
GROUP AVERAGE
3.7x
NSH / SPIRE GLOBAL
2.9x
ASTR / ASTRA
2.5x
GNPK / RED WIRE
2.5x
CFV / SATELLOGIC
1.8x
SRAC / MOMENTUS
1.5x
ASTS / AST SPACEMOBILE
0.6x

Source: Bloomberg for stock prices, SPAC deal announcement presentations for pro forma net debt, pro forma share count and 2025 financial projections. Valuation comparisons for SPCE are based on its 2023 revenue and EBITDA guidance. SPCE provided revenue and EBITDA guidance only through 2023E, but implied that at this level, it would be operating at or near capacity. Its program has since been pushed out by nearly two years. Valuation comparisons for all other companies represented hereon are based on management's 2025 financial projections.

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

26

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Repurchased Momentus co - founders’ shares at steep discount (6/8). Signed National Security Agreement with CFIUS (6/8). Amended merger agreement to reduce pre - transaction Momentus valuation, giving Stable Road holders a bigger slice of the Momentus pie (6/29). Filed amendments to S - 4 registration statement (6/29 - 7/21). Final settlement with SEC, resolving Enforcement investigation (7/13). S - 4 registration statement declared effective by the SEC (7/22). Mailed proxy materials to SRAC public stockholders (beginning 7/23). Shareholder vote to close business combination (ongoing) Recent progress toward De - spac

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Momentus opportunity Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. - Early mover planning to offer in - space transportation & infrastructure services. - Innovative water - based propulsion technology . - C ustomer traction . - Attractive unit economics at scale. - Long - term growth opportunities beyond current business plan. - Compelling valuation under recently - amended merger terms. - Seasoned team with experience in aerospace, propulsion and robotics .

append ix

PLANNED LAUNCH SCHEDULE

(# OF MISSIONS)

SPACE TRANSPORTATION



	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Vigoride	-	5	12	24	30	36	42
Ardoride	-	-	-	2	6	11	17
Fervoride	-	-	-	-	-	1	2
Total	-	5	12	26	36	48	61

SATELLITE AS A SERVICE (SATAAS)



	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Vigoride	-	-	2	8	16	24	36
Ardoride	-	-	-	-	2	8	16
Fervoride	-	-	-	-	-	-	2
Total	-	-	2	8	18	32	54

IN-ORBIT SERVICING



	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Vigoride	-	-	-	2	6	18	36
Ardoride	-	-	-	-	-	2	4
Fervoride	-	-	-	-	-	-	-
Total			-	2	6	20	40

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

30

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. GAAP to Non - GAAP Reconciliation Commentary GAAP Net Loss to EBITDA (Non - GAAP) reconciliation ($ in millions) 2020A Net Earnings from Continuing Operations (GAAP) ($307.0) Increase in fair value of SAFE notes $267.3 Increase in fair value of warrants $3.2 Realized loss on disposal of asset $0.5 Depreciation and amortization $0.6 Interest income ($0.0) Interest expense $0.5 Other (income) / expense $0.9 Income tax provision $0.0 EBITDA (Non-GAAP) ($34.1) ▪ SAFE note fair value increases are related to mark to market estimates ▪ Warrant fair value increases are related to mark to market estimates ▪ Disposal of assets relate to write off of fixed assets ▪ Other Expense relates to fees incurred in connection with SAFE notes issued during the year

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Momentus Income Statement Source: Momentus Inc Audited Financial Statements & Stable Road S - 4A 7/21/21

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Momentus Balance Sheet Source: Momentus Inc Audited Financial Statements & Stable Road S - 4A 7/21/21

Copyright 202 1 . Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited. Momentus Cash Flow Statement Source: Momentus Inc Audited Financial Statements & Stable Road S - 4A 7/21/21